UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 11-K
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 000-50351
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Genesis HealthCare Corporation 401(k) Plan for Collective Bargaining Unit Employees
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Genesis HealthCare Corporation
101 East State Street
Kennett Square, PA 19348
(610) 444-6350
Genesis HealthCare Corporation 401(k) Plan for Collective Bargaining Unit Employees Financial Statements, Supplemental Schedule and Exhibits.
The following plan financial statements, schedules and reports, have been prepared in accordance with the financial reporting requirements of ERISA.

Items 1 – 3:	Not applicable under ERISA filing.

Item 4:	Financial Statements and Exhibits.

GENESIS HEALTHCARE CORPORATION
401(k) PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES

Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits, December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits, Years ended December 31, 2006 and 2005	3

Notes to Financial Statements	4

Supplemental Schedule:

1 Schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2006	11

Exhibits:
23 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Pension Committee and the Participants
Genesis HealthCare Corporation 401(K) Plan for Collective
   Bargaining Unit Employees:
We have audited the accompanying statements of net assets available for benefits of the Genesis HealthCare Corporation 401(K) Plan for Collective Bargaining Unit Employees (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements, referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As discussed in note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.
/s/ KPMG LLP
Philadelphia, Pennsylvania
June 29, 2007

GENESIS HEALTHCARE CORPORATION
401(k) PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Investments, at fair value	$7,660,109	4,753,755
Participant loans	695,963	462,719
Employer’s contributions receivable	187,687	197,989
Participant contributions receivable	48,559	47,645

Total assets at fair value	8,592,318	5,462,108

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	14,567	11,471

Net assets available for benefits	$8,606,885	5,473,579

See accompanying notes to financial statements.

GENESIS HEALTHCARE CORPORATION
401(k) PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Investment income:
Interest and dividends	$329,354	152,921
Net appreciation in fair value of investments	450,302	114,873
Contributions:
Employer	187,687	197,989
Participants	1,085,341	765,927
Rollovers	25,307	9,945
Transfers from affiliated plans	1,705,902	1,738,225

Total additions	3,783,893	2,979,880

Deductions from net assets attributed to:
Benefit payments	455,654	432,679
Administrative expenses	37,914	23,965
Transfers to affiliated plans	157,019	17,581

Total deductions	650,587	474,225

Net increase	3,133,306	2,505,655

Net assets available for benefits:
Beginning of period	5,473,579	2,967,924

End of period	$8,606,885	5,473,579

See accompanying notes to financial statements.

(1)	Description of the Plan

The following description of the Genesis HealthCare Corporation 401(k) Plan for Collective Bargaining Unit Employees (the Plan) provides only general information. Participants should refer to the Plan document for more complete information.
(a)	General

The Plan is a defined contribution savings plan that permits voluntary employee contributions that are matched, in part, by Genesis HealthCare Corporation (the Company). Employees of the Company covered by collective bargaining agreements that call for participation in the Plan are eligible for participation when they have been credited with at least 500 hours of service in their first six months or if initial eligibility is not met, employees who complete 12 consecutive months of service during which they have been credited with at least 1,000 hours of service in their first year or any calendar year thereafter. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan trustee is Wachovia Bank N.A. (see also note 8 – Party-in-Interest Transactions).

(b)	Contributions

Each eligible employee may elect to participate in the Plan and make contributions to the Plan through salary deductions in an amount not less than 1% and not in excess of 50% of such participant’s compensation, as defined in the Plan, in any calendar year. The Company matches 50% of the participant’s pre-tax contributions up to 1.5% of such participant’s compensation.

Notwithstanding any other provision of the Plan, the total pre-tax contribution made to the Plan by any participant may not exceed $15,000 and $14,000 for 2006 and 2005, respectively. In addition, each eligible participant who has attained age 50 before the close of the Plan year is eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code. For 2006 and 2005, the catch-up contribution limitation was $5,000 and $4,000, respectively.

(c)	Forfeitures

Forfeitures of non-vested Company contributions are used to offset such future contributions.

(d)	Participant Accounts

Although Plan assets are collectively invested, records are maintained for each participant’s individual account. Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(e)	Vesting

Participants are immediately vested in their pre-tax contributions plus actual earnings and losses thereon. Vesting in the Company’s matching contributions and earnings and losses thereon is based upon years of continuous service as follows:

Percentage
Years of service	vested
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%
Years of service for participants is based on date of hire with the Company.

(f)	Payment of Benefits

Normal and deferred retirement benefits, disability benefits, and vested benefits are distributed as lump-sum or in approximately equal installments over a period of years not to exceed the life expectancy of the participant and their designated beneficiary.

Death benefits are paid as a single-sum or in installments over a period not to exceed five years, pursuant to the participant’s written election on forms provided by the Company.

(g)	Investment Income

Unrealized appreciation (depreciation) of investments is determined based upon quoted market values. Dividends, interest income, and capital gains (losses) are reinvested. Such amounts are added to or deducted from the participants’ accounts based on the terms of the Plan.

(h)	Transfers

Participants are able to transfer assets between the Plan and other Genesis HealthCare Corporation sponsored plans barring eligibility restrictions of those plans.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Financial Statement Preparation

The Plan’s financial statements are prepared on the accrual basis of accounting.

(b)	Investment Valuation

Investments in common collective trust funds and certain Trustee sponsored mutual funds (collectively, common funds) are stated at estimated fair values, which have been determined based on the unit or share values of the funds. Unit or share values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units or shares outstanding at year-end. The fair values of the underlying investments of these funds are based upon quoted market prices.

Investments in mutual funds are stated at fair value based upon quoted market prices.

Certain of the underlying investments of the common funds and mutual funds are in guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (synthetic GICs). GICs represent deposits which guarantee a stated interest rate for the term of the contracts. Synthetic GICs are portfolios of securities owned by the respective funds with wrap contracts that guarantee a fixed or variable rate for the term of the contracts. The fair value of GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments.

Investments in unitized common stock funds (common stock funds) are reported at fair value based upon quoted asset values of shares of the fund. As of December 31, 2006 and 2005, the common stock fund held shares of common stock of Genesis HealthCare Corporation (company common stock) and a money market or cash account. The shares of company common stock held are stated at fair value based upon the closing sales price of the common stock at year-end. The money market account is stated at its estimated fair value, which as of December 31, 2006 and 2005 was $4,277 and $1,707, respectively.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Administrative Expenses

Company personnel perform various administrative services for the Plan, including maintenance of participant records. Plan expenses are paid by the Company, on a noncompensatory basis, with the exception of trustee fees, which are paid for by the Plan.

(e)	Benefits to Participants

Benefit payments to participants are recorded upon distribution.

(f)	New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.
(3)	Forfeitures

The employer contributions for the 2006 and 2005 plan years were made subsequent to Plan year-end, and were offset by nonvested forfeiture accounts. As of December 31, 2006 and 2005, forfeiture accounts used for the reduction of such employer contributions were $6,408 and $1,821, respectively.

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants become fully vested in the Company’s matching contributions.

(5)	Investments

A participant may direct contributions in any of the investment options, excluding those funds designated as Advice Track, in increments of 1%. Participants have the option to direct their investments to the Advice Track product whereby the Trustee manages the mix of investments on the participants’ behalf via those funds designated as Advice Track investments.

The following presents the investment balances at fair value at December 31, 2006 and 2005:

	2006		2005
American Century Small Company Fund for Advice Track	$12,995		9,111
American Century Small Company Fund/ADV	88,002		23,983
American Funds Growth Fund of America	920,864	*	559,266	*
Alger Small Cap Fund for Advice Track	2,740		—
Artisan Small Cap Fund for Advice Track	7		1,444
Blackrock Large Cap Fund	68,155		7,996
Dreyfus Mid Cap Index Fund	183,416		56,412
Evergreen Emerging Market Growth Fund I for Advice Track	—		6,563
Evergreen International Bond Fund I for Advice Track	27,185		21,674
Evergreen International Equity Fund I for Advice Track	50,315		33,413
Evergreen Strategic Growth Fund I for Advice Track	72,489		53,583
Federated Capital Preservation Fund +	1,458,019	*	1,034,095	*
Harbor Small Cap Value Fund for Advice Track	14		3,072
Lazard Emerging Markets Fund for Advice Track	9,982		—
Pimco High Yield Fund I for Advice Track	68,826		34,677
Pimco Real Return Fund for Advice Track	41,577		—
T. Rowe Price Equity Income Fund for Advice Track	120,300		74,850
T. Rowe Price Real Estate Fund for Advice Track	5,242		—
Templeton Growth Fund	898,232	*	519,467	*
The Boston Company Small Cap Value Fund for Advice Track	7,456		—
Thornburg International Value Fund	39,526		191
Vanguard Wellington Fund	2,307,428	*	1,494,574	*
WBNA Diversified Bond Group Trust Fund for Advice Track	121,881		79,497
WBNA Diversified Bond Group Trust Fund	396,697		280,388	*
WBNA Enhanced Stock Market Fund for Advice Track	35,935		25,570
WBNA Enhanced Stock Market Fund	622,086	*	394,471	*
WBNA Stable Investment Fund for Advice Track	21,985		5,438
Genesis HealthCare Corporation Stock Fund	78,755		34,020

	$7,660,109		4,753,755

*	Represents 5% or more of the net assets of the Plan.

+	Represents fair value. Contract value is $1,472,589 and $1,045,566 at December 31, 2006 and 2005, respectively.

During 2006 and 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated or (depreciated) in value by $450,302 and $114,873, respectively, as follows:

	2006	2005
Mutual Funds	$329,168	87,357
Common Funds	111,932	30,115
Common Stock Funds:
Genesis HealthCare Corporation Stock Fund	9,202	(3,088)
NeighborCare Stock Fund	—	489

	$450,302	114,873

(6)	Income Taxes

A determination letter has not been received for the Plan. The Company believes that the Proto-type Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code; therefore, the Company believes that the Plan is qualified, and related trust is tax exempt as of the financial statement date.

(7)	Loan Fund

Employees may borrow a minimum of $1,000 and a maximum of 50% of their vested balance in the Plan, up to a maximum of $50,000. Such loans, upon approval by the Company, are generally repaid through payroll deductions over a period not to exceed five years and bear interest at prime rate at the date of the loan. Interest rates range from 4.00% to 8.25% as of December 31, 2006.

(8)	Party-in-Interest Transactions

Plan investments in the American Century Small Company Fund for Advice Track, the Alger Small Cap Fund for Advice Track, the Artisan Small Cap Fund for Advice Track, The Boston, Company Small Cap Value Fund for Advice Track, the Evergreen International Bond Fund I for Advice Track, the Evergreen International Equity Fund I for Advice Track, the Evergreen Strategic Growth Fund I for Advice Track, the Harbor Small Cap Value Fund for Advice Track, the Lazard Emerging Markets Fund for Advice Track, the Pimco High Yield Fund I for Advice Track, the Pimco Real Return Fund for Advice Track, the T. Rowe Price Equity Income Fund for Advice Track, the T. Rowe Price Real Estate Fund for Advice Track, the Wachovia Diversified Bond Group Trust Fund, the Wachovia Diversified Bond Group Trust Fund for Advice Track, the Wachovia Enhanced Stock Market Fund, the Wachovia Enhanced Stock Market Fund for Advice Track, and the Wachovia Stable Investment Fund for Advice Track are shares of funds managed by Wachovia Bank N.A., the trustee. These transactions qualify as party-in-interest transactions.

Plan investments in the Genesis HealthCare Corporation Stock Fund invest in shares of the Plan sponsor’s publicly traded stock. These transactions qualify as party-in-interest transactions.

The Plan incurred $37,183 and $18,758 of administrative fees for Wachovia’s trustee and record-keeping services in 2006 and 2005, respectively, which are included in administrative expenses in the statements of changes in net assets available for benefits. Of these fees, $18,298 and $7,882 in 2006 and 2005, respectively, are funded through payments from mutual funds managed by companies that are not considered parties-in-interest. These receipts are reflected as interest income and dividends in the statements of changes in net assets available for benefits. These transactions qualify as party-in-interest transactions.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2006 and 2005, from the financial statements to the Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$8,606,885	5,473,579
Employer and participant receivables	(236,246)	(245,634)

Net assets available for benefits per the Form 5500	$8,370,639	5,227,945

The following is a reconciliation of contributions for the years ended December 31, 2006 and 2005 from the financial statements to the Form 5500:

	2006	2005
Employee and employer contributions per the financial statements	$1,273,028	963,916
Change in employer and participant receivables	9,388	(135,168)

Employee and employer contributions per the Form 5500	$1,282,416	828,748

(10)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(11)	Plan Amendments

As of December 2006, the Plan adopted the final 401(k) amendments required by the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). The EGTRRA provided that certain disqualifying provisions of the Plan were to be amended, and that remedial amendment period was extended to not end before the end of the Plan year ended December 31, 2005. Additionally, the Plan adopted the expanded safe-harbor reasons for hardship disbursements released by the Internal Revenue Service which now include the funeral expenses of parent, spouse or child or other dependents, and certain approved expenses related to necessary repairs to a participant’s primary residence.

(12)	Subsequent Event

The Company announced on May 30, 2007 that its shareholders had approved a buyout offer of $69.35 per share from Formation Capital LLC and JER Partners. That transaction is expected to close in July 2007 and will not have a significant impact to the Plan other than that the Company Stock Fund will no longer be an investment option for participants.

Schedule 1
GENESIS HEALTHCARE CORPORATION
401(k) PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

	Description of	Shares or	Current
Identity of issue	investments	face amount	value
American Century Small Company Fund for Advice Track *	Fund	993	$12,995
American Century Small Company Fund/ADV	Fund	8,998	88,002
American Funds Growth Fund of America	Fund	28,378	920,864
Alger Small Cap Fund for Advice Track *	Fund	239	2,740
Artisan Small Cap Fund for Advice Track *	Fund	1	7
Blackrock Large Cap Fund	Fund	3,606	68,155
Dreyfus Mid Cap Index Fund	Fund	6,271	183,416
Evergreen International Bond Fund I for Advice Track *	Fund	2,326	27,185
Evergreen International Equity Fund I for Advice Track *	Fund	2,463	50,315
Evergreen Strategic Growth Fund I for Advice Track *	Fund	5,570	72,489
Federated Capital Preservation Fund +	Fund	114,689	1,458,019
Harbor Small Cap Value Fund for Advice Track *	Fund	1	14
Lazard Emerging Markets Fund for Advice Track *	Fund	758	9,982
Pimco High Yield Fund I for Advice Track *	Fund	5,308	68,826
Pimco Real Return Fund for Advice Track *	Fund	4,208	41,577
T. Rowe Price Equity Income Fund for Advice Track *	Fund	7,666	120,300
T. Rowe Price Real Estate Fund for Advice Track *	Fund	468	5,242
Templeton Growth Fund	Fund	35,005	898,232
The Boston Company Small Cap Value Fund for Advice Track *	Fund	656	7,456
Thornburg International Value Fund	Fund	1,388	39,526
Vanguard Wellington Fund	Fund	71,151	2,307,428
WBNA Diversified Bond Group Trust Fund for Advice Track *	Fund	11,040	121,881
WBNA Diversified Bond Group Trust Fund *	Fund	9,444	396,697
WBNA Enhanced Stock Market Fund for Advice Track *	Fund	2,378	35,935
WBNA Enhanced Stock Market Fund *	Fund	6,264	622,086
WBNA Stable Investment Fund for Advice Track *	Fund	1,987	21,985

Genesis HealthCare Corporation Stock Fund *	Stock fund	3,813	78,755

Total marketable investments at fair value			7,660,109
Participant loans (interest rates range from 4.00% to 8.25%) *	Loan agreements		695,963

Total investements			$8,356,072

*	Party-in-interest transactions.

+	Represents fair value. Contract value at December 31, 2006 is $1,472,589.
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.
GENESIS HEALTHCARE CORPORATION 401(k) PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES
(Name of Plan)
Date: June 29, 2007

By:	/s/ Arthur T. Locilento, Jr.

Arthur T. Locilento, Jr.,
Sr. Vice President, Human Development
Genesis HealthCare Corporation

EXHIBIT INDEX
Item
23	Consent of Independent Registered Public Accounting Firm